Aflac Incorporated 3rd Quarter 2010 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2010	2009	2010	2009
Fixed charges:
Interest expense(1)	$39,283	$24,907	$104,958	$46,229
Interest on investment-type contracts	10,559	8,576	29,320	25,301
Rental expense deemed interest	230	317	712	1,082
Total fixed charges	$50,072	$33,800	$134,990	$72,612

Earnings before income tax(1)	$1,054,681	$549,125	$2,917,788	$1,893,001
Add back:
Total fixed charges	50,072	33,800	134,990	72,612
Total earnings before income tax and fixed charges	$1,104,753	$582,925	$3,052,778	$1,965,613

Ratio of earnings to fixed charges	22.1x	17.2x	22.6x	27.1x

(1) Excludes interest expense on income tax liabilities

EXH 12-1